November 17, 2008

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Karen J. Garnett, Assistant Director

Re:	Lightstone Value Plus Real Estate Investment Trust II, Inc. Amendment No. 2 to Registration Statement on Form S-11 Filed October 6, 2008 File No. 333-151532

Dear Ms. Garnett:

On behalf of our client, Lightstone Value Plus Real Estate Investment Trust II, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated November 4, 2008 (the “Comment Letter”) with respect to the registration statement on Form S-11 filed by the Company with the Commission on June 9, 2008 (No. 333-151532), as amended by Amendment No. 1 to the Registration Statement on August 22, 2008 and Amendment No. 2 to the Registration Statement on October 6, 2008 (the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter (this “Response Letter”) or in Amendment No. 3 to the Registration Statement (“Amendment No. 3”). Amendment No. 3 has been filed by the Company today. Additionally, please note that some of our revisions to the Registration Statement reflect blue sky comments received by the states.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 3. All page number references in the Company’s responses are to page numbers in Amendment No. 3.

November 17, 2008

Estimated Use of Proceeds, page 65

1.
Footnote (1) to the table states that Lightstone SLP II, LLC will pay all dealer manager fees and selling commissions. Please revise to clarify, if true, that you are responsible for paying these fees and commissions and that you intend to use the proceeds from the sale of OP units to pay those fees, consistent with the disclosure on page 1 of the prospectus. Also, please clarify that the OP units will be purchased by Lightstone SLP II, LLC rather than your sponsor.

We advise the Staff that footnote (1) to the Estimated Use of Proceeds Table on page 66 has been revised to clarify that the Company will pay dealer manager fees and commissions from the proceeds from the sale of subordinated profits interests to Lightstone SLP II LLC.

Adverse Business Developments, page 72

2.
According to an October 29, 2008, article appearing in The Wall Street Journal, Wachovia Corp and CW Capital Asset Management LLC are preparing to foreclose on the malls in Macon, Georgia and Burlington, North Carolina that are owned by your sponsor and described on page 70 of the prospectus under the heading “Narrative Summary of Acquisitions of Non-Program Properties for the Period 1998 through 2007.” Please include disclosure regarding this foreclosure in the prospectus under the heading “Adverse Business Developments.” Additionally, please also disclose all other foreclosures and loan defaults related to your properties.

We advise the Staff that the Company has revised the Adverse Business Developments section and provided additional disclosure regarding the default on a loan secured by two cross-collateralized regional malls in Macon, GA and Burlington, NC owned by the sponsor. Further, the Company has provided additional disclosure regarding adverse developments for the sponsor’s program and non-program properties.

Estimated Dealer Manager Compensation and Expenses, page 158

3.
The total selling commissions and dealer manager fees for a minimum offering ($500,000) does not reconcile with the amount shown on page 65 ($400,000). Please advise or revise. Additionally, the amounts in the “Total Maximum” column do not add up to $51 million. Please revise.

We advise the Staff that the total selling commissions and dealer manager fees for the minimum offering is $500,000 and the Company has revised the disclosure on page 66 accordingly. The Company has revised the Estimated Use of Proceeds tables on pages 6 and 66 and the amounts in the “Total Maximum” column add up to $51 million.

November 17, 2008

Note 2 - Summary of Significant Accounting Policies., page F-6

Organization and Offering Costs, page F-9

4.
The estimated offering costs of approximately $500,000 for a minimum offering and $51,000,000 for a maximum offering do not reconcile with the amounts shown on page 65 ($750,000 and $61,200,000, respectively). Please advise or revise.

We advise the Staff that page 66 has been revised to reflect to correct estimated dealer manager fees and selling commissions of approximately $500,000 for the minimum offering and $51,000,000 for the maximum offering.

Appendix A, page A-1

5.
We note your disclosure that of the 18 non-public programs presented in Table III, some are presented on a GAAP basis and some are presented on an income tax basis (which may in turn be presented on either a cash basis or accrual basis). However, we note that you have provided Table III for only 12 non-public programs, all of which appear to be presented on an income tax basis. Please advise or revise, and include Table III for all programs the offering of which closed in the most recent five years. Also, please disclose in each Table III whether the presentation is on a cash basis or accrual basis.

We advise the Staff that the Company has revised the disclosure on page A-1 to discloses that only the DL-DW Holdings LLC program is presented on a GAAP basis; all other programs are presented on an income tax basis (and specifically, a cash basis). Further, Table III for each non-public program except DL-DW Holdings LLC has been revised to indicate that the numbers are presented using the cash method of accounting. On behalf of the Company, we hereby confirm that Table III includes all non-public programs that closed during the most recent five years. The non-public programs for which the Company did not include Table III disclosure closed prior to the most recent five years.

Table I, page A-3

6.
We note your response to our prior comment 10 and your revisions to Table I. However, you have not revised the entire table to present each line item as a percentage of the total amount raised. You may also include dollar amounts in the table, provided the percentages are disclosed. Please revise the entire table as previously requested. In this regard, the “Percent available for investment” line should reflect the percentage of proceeds remaining after deducting all offering expenses, rather than “100%.” Provide similar revisions to Table I for the non-public programs on page A-8.

We advise the Staff that the Company provided a separate column for “percentage of total amount raised” for Table I on Page A-2 per the Staff’s comment. We further advise the Staff that Table I on page A-8 already contains line items showing the percentage of the total amount raised, however the Company revised its disclosure in the line item “total acquisition cost (percentage of dollar amount raised)” to account for the prepaid items and fees related to the purchase of property.

November 17, 2008

Table III, page A-5

7.
We note that there were no cash distributions to investors in 2005, however, you disclose a $400.30 distribution in the Source (on cash basis) - Operations line. In addition, we note that the source of cash distributions on a cash basis does not equal the source of cash distributions on a GAAP basis for 2006 or 2007. Please tell us how these amounts reconcile or revise.

We advise the Staff that the erroneous entry for a $400.30 distribution has been removed from Table III on page A-5.

We advise the Staff that the source of distributions on a cash basis reflected all amounts from operations and not just those amounts that were distributions. Accordingly, the Company has revised the disclosure in Table III to match the source of cash distributions on a cash basis with the source of cash distributions on a GAAP basis.

Table II, page A-9

8.	Please disclose the dollar amount of cash generated from operations before deducting payments to the sponsor.

We advise the Staff that Table II on page A-9 has been revised to disclose the amount of cash generated from operations before deducting payments to the sponsor.

9.
Please confirm to us whether there was any compensation paid by DL-DW Holdings LLC to the sponsor in 2007 and tell us why you have not provided Table III disclosure for this program, as we note that you acquired Extended Stay Hotels in June 2007.

We advise the Staff that the Company has provided Table III disclosure for DL-DW Holdings LLC. We further advise the Staff that the program paid approximately $1 million for reimbursement of expenses in connection with the acquisition, and Table II on page A-9 has been revised accordingly to reflect this payment.

November 17, 2008

10.
Please revise the table to include in another separate column aggregate payments to the sponsor in the most recent three years from all other programs the offering of which closed prior to the most recent three years and indicate the number of programs involved.

We advise the Staff that the Company has revised Table II to include a separate column for aggregate payments to the sponsor in the most recent three years from all other programs the offering of which closed prior to the most three years.

Table VI, page II-7

11.	We note your response to our prior comment 14 and your revised disclosure. Please also revise the “Type of Property” line to identify the number of properties with respect to Belz Outlets.

We advise the Staff that the Company has disclosed the number of Belz Outlets properties in Table VI on page II-7.

Sales Literature

12.	Refer to the graphs on pages 4 and 5. Please clarify the measurements used on each graph.

We advise the Staff that the sales literature has been revised to clarify the measurements used on each graph on pages 4 and 5.

13.
Refer to the volatility chart on pages 4-5. The comparison of the NCREIF index to stock prices for the S&P 500 does not appear to be appropriate, considering that the NCREIF index reflects the price of a property rather than the price of a stock. In addition, it is not clear why you believe the NCREIF index is an appropriate comparison to the value of non-traded REIT stock, since the value of the stock does not change over the life of the investment. Please revise to provide appropriate clarifying disclosure or remove the graph.

An annual valuation is of the Company is required by ERISA for positions held in qualified accounts. After the offering is completed this valuation is accomplished by valuing the real estate and establishing a net asset value.  We expect the first valuation to be as of December 31, 2010.  This process is comparable to that used for the NCREIF index, which is the standard benchmark for non-traded real estate. The performance of real estate holdings that have been securitized and listed for trading varies dramatically from the performance of non-traded real estate.  For example, performance of the NAREIT index of traded REITs has a much more positive correlation with small cap stock indices than it has with non-traded real estate such as non-traded REITs and the NCREIF index. The Company believes that the NCREIF index is the only appropriate benchmark for non-traded REITs or any other non-traded real estate.

November 17, 2008

14.
Please revise the first paragraph on page 5 of the sales materials to remove the reference to your dividend rate. Considering that you have not yet commenced paying dividends, this statement is not appropriate. Remove all other references to your dividend rate from the sales materials. Also, revise the second paragraph on page 5 to clarify that dividends will be treated as a return of capital only when cash from operations is insufficient to fund the distribution.

We advise the Staff that all references to the Company’s dividend rate have been removed from the sales material.

We request that the Staff reconsider its comment with respect to the treatment of dividends as a return of capital. Dividends are most commonly treated as a return of capital because the otherwise taxable income is sheltered, in whole or in part, by depreciation.  This commonly occurs when cash flow exceeds dividends paid and may continue for years.  For example, the sponsor’s prior public program had cash flow from operations that exceeded dividends paid in 2006 and 2007.  Nonetheless, its dividend was a return of capital and non-taxable in each of those years. The Company believes that it will have the same experience as the sponsor’s prior program.

15.
The information on pages 12-27 is not appropriate for sales materials relating to Lightstone REIT II Despite the disclaimer on page 11, the inclusion of detailed property information may suggest to the reader that investors in Lightstone REIT II will hold an interest in these properties. Please remove these pages from the sales materials.

As per discussions with the Staff, we hereby respectful request that the Staff reconsider its position on information regarding properties from the prior program. The Company believes that, rather than have broker dealers attempt to describe the properties from the prior public program, the pictures and description in the sales literature ensures that the Company has better control over the flow of information and its accuracy. The Company has resubmitted draft sales materials to include a legend on each page to alert investors that the following information is about a property that is not owned and will not be owned by the Company. The Company believes that this disclosure will guard against possible confusion regarding the ownership of these properties. Further, we reduced the limited the disclosure about the prior program properties to only four properties, one in each major asset class (residential, retail, office/industrial and lodging) in which the Company intends to invest.

November 17, 2008

***

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Company requests acceleration of the effective date of the pending registration statement so that it may become effective on November 21, 2008, or as soon thereafter as practicable. In connection therewith, the Company hereby acknowledges that: (a) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

We advise the Staff that we will not issue the opinion (the “Opinion”) filed on October 6, 2008 as Exhibit 5.2 with Amendment No. 2. The Opinion covers the same legal matters as the opinion by Venable LLP filed as Exhibit 5.1 with Amendment No. 2 and is reliant in its entirety on that opinion. The Opinion is limited in all respects to the federal law and does not opine to laws, statutes, rules or regulations of any other jurisdiction, however the subject the opinion (legality of shares) is a matter of state corporation law. Since Venable LLP is already issuing an opinion on this matter, we do not feel it is necessary for us to opine as well. We request that the Staff allow us to withdraw our form of opinion.

***
We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass

Peter M. Fass, Esq.